EXHIBIT 11.1

Earnings Per Share Computation

INGREDION INCORPORATED

Computation of Net Income per Share of Common Stock

(in millions, except per share data)

Year Ended December 31, 2013
Basic
Shares outstanding at the start of the period	77.0
Weighted average of new shares issued under share-based compensation plans	0.4
Weighted average of treasury shares issued under share-based compensation plans	0.1
Weighted average of treasury shares purchased during the period	(0.6)
Other	0.1
Average shares outstanding — basic	77.0

Effect of Dilutive Securities
Average dilutive shares outstanding — assuming dilution	1.3
Average shares outstanding — diluted	78.3

Net income attributable to Ingredion	$395.7

Net income per common share of Ingredion — Basic	$5.14

Net income per common share of Ingredion — Diluted	$5.05